

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2024

Adam Stone
Chief Executive Officer
Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003

> **Re: Perceptive Capital Solutions Corp**
> **Registration Statement on Form S-1**
> **Filed May 21, 2024**
> **File No. 333-279598**

Dear Adam Stone:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 21, 2024

Exhibits

1.   Please have counsel revise the legality opinion filed as Exhibit 5.1, as it does not appear to include the 1,125,000 shares being registered to cover over-allotments. In this regard, we note that the opinion refers to "the offering and sale of up to 7,500,000 Class A Ordinary Shares of the Company . . . which includes 1,125,000 Ordinary Shares . . . to cover over-allotments, if any." However, you are registering 8,625,000 Class A ordinary shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Peter Seligson